Exhibit 99.1

Immutep Announces Details for Oral Presentation at ESMO Virtual Plenary Session and Webcast to Discuss Clinical Results

Company to Host Webcast on 12th July at 9am AEST (7pm ET, 11 July)

SYDNEY, AUSTRALIA – July 3rd, 2024 – Immutep Limited (ASX: IMM; NASDAQ: IMMP) (“Immutep” or “the Company”), a clinical-stage biotechnology company developing novel LAG-3 immunotherapies for cancer and autoimmune disease, today announces details for an upcoming oral presentation at the European Society for Medical Oncology (ESMO) Virtual Plenary session on July 11, 2024, featuring new clinical data in patients with negative PD-L1 expression (Cohort B) in the TACTI-003 (KEYNOTE-PNC-34) Phase IIb trial, and a webcast to discuss these clinical results.

ESMO Virtual Plenaries are monthly presentations of the latest, original scientific data, including “Phase II trials which demonstrate remarkable therapeutic benefit, scientific insight or progress in an area of unmet need”. The oral presentation will announce the substantially improved overall response rate, as advised 27 June 2024, and additional data in patients with first line head and neck squamous cell carcinoma who have negative PD-L1 (Cohort B).

Details for the ESMO Plenary presentation

Title:	Eftilagimod Alpha (Soluble LAG-3) & Pembrolizumab in First-Line Recurrent or Metastatic Head & Neck Squamous Cell Carcinoma: Primary Results from Cohort B (CPS <1) of the TACTI-003 Study
Presenter:	Dr. Robert Metcalf, The Christie NHS Foundation Trust, Manchester, U.K.
Format:	Oral Presentation
Date/Time:	18:30-19:30 Central European Time (CEST), July 11, 2024

Webcast Details

Immutep will host a webcast to discuss the clinical data. A replay of the webcast will be available under the Events section of Immutep’s website after the event.

Date/Time:	Friday, July 12, at 9am AEST (7pm ET July 11)
Register:	Link to register for webcast
Questions:	Investors are invited to submit questions in advance via immutep@morrowsodali.com

About the TACTI-003 Trial

The TACTI-003 (KEYNOTE-PNC-34) trial is an ongoing Phase IIb study evaluating eftilagimod alfa (efti), Immutep’s proprietary soluble LAG-3 protein and MHC Class II agonist, in combination with MSD’s (Merck & Co., Inc., Rahway, NJ, USA) anti-PD-1 therapy KEYTRUDA® (pembrolizumab) as first line treatment of recurrent or metastatic head and neck squamous cell carcinoma (HNSCC). The randomized Cohort A portion of the study is evaluating efti in combination with pembrolizumab as compared to pembrolizumab monotherapy in patients with PD-L1 positive (Combined Positive Score [CPS] ≥1) tumours, whereas Cohort B is evaluating efti in combination with pembrolizumab in patients with PD-L1 negative tumours.

The primary endpoint of the study is Overall Response Rate of evaluable patients according to RECIST 1.1. Secondary endpoints include Overall Survival, Overall Response Rate according to iRECIST, Progression Free Survival, and Duration of Response. For more information about the Phase IIb trial, visit clinicaltrials.gov (NCT04811027).

About Eftilagimod Alfa (Efti)

Efti is Immutep’s proprietary soluble LAG-3 protein and MHC Class II agonist that stimulates both innate and adaptive immunity for the treatment of cancer. As a first-in-class antigen presenting cell (APC) activator, efti binds to MHC (major histocompatibility complex) Class II molecules on APC leading to activation and proliferation of CD8+ cytotoxic T cells, CD4+ helper T cells, dendritic cells, NK cells, and monocytes. It also upregulates the expression of key biological molecules like IFN-g and CXCL10 that further boost the immune system’s ability to fight cancer.

Efti is under evaluation for a variety of solid tumours including non-small cell lung cancer (NSCLC), head and neck squamous cell carcinoma (HNSCC), and metastatic breast cancer. Its favourable safety profile enables various combinations, including with anti-PD-[L]1 immunotherapy and/or chemotherapy. Efti has received Fast Track designation in first line HNSCC and in first line NSCLC from the United States Food and Drug Administration (FDA).

About Immutep

Immutep is a clinical-stage biotechnology company developing novel LAG-3 immunotherapy for cancer and autoimmune disease. We are pioneers in the understanding and advancement of therapeutics related to Lymphocyte Activation Gene-3 (LAG-3), and our diversified product portfolio harnesses its unique ability to stimulate or suppress the immune response. Immutep is dedicated to leveraging its expertise to bring innovative treatment options to patients in need and to maximise value for shareholders. For more information, please visit www.immutep.com.

KEYTRUDA® is a registered trademark of Merck Sharp & Dohme LLC, a subsidiary of Merck & Co., Inc., Rahway, NJ, USA.

Australian Investors/Media:

Catherine Strong, Morrow Sodali

+61 (0)406 759 268; c.strong@morrowsodali.com

U.S. Media:

Chris Basta, VP, Investor Relations and Corporate Communications

+1 (631) 318 4000; chris.basta@immutep.com

This announcement was authorised for release by the CEO of Immutep Limited.

Immutep Limited, Level 32, Australia Square, 264 George Street, Sydney NSW 2000, Australia

ABN: 90 009 237 889